June 6, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington D.C. 20549

VIA FACSIMILE and U.S. MAIL

RE:          Comments regarding Solar Energy Initiatives, Inc.
Form 10K for the Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10Q for the Quarter Ended January 31, 2011
File No. 333-148155

Dear Mr. Vaughn,

We have reviewed your comments and have the following responses:

Form 10K For the Year Ended July 31, 2010
Notes to Consolidated Financial Statements, page F-7
Note 3. Summary of Significant Accounting Policies. Page F-8
-Business Combinations and Consolidations, page F-9

1.           We note in your response to prior comment 9 and that you indicate that your disclosure related to “developing projects that do not have finalized contracts at the time of your filing but represent potential value at the time of your filing.”  Please address the following:

●
Explain to us in more detail the nature of the developing projects that do not have finalized contracts that you are referring to  and what type of potential value the contracts have at the time of your filing.

●	Explain to us why you initially referred to these as trade receivables associated with factoring and securitization programs that were off-balance sheet.
●	Describe to us in full detail the items that make up the balances presented here and in October 31, 2010 Form 10Q.
●	Tell us why the amounts have changed so significantly from January 27, 2010 (as disclosed here) to December 20, 2010 (as disclosed October31, 2010 Form 10Q).
●	Explain why there is no discussion of such amounts in the January 31, 2011 Form 10-Q.

Response

The developing projects are solar photovoltaic projects which consist of what we call a pipeline or list of projects that do not have any agreements in place but rather opportunities for potential projects.  Basically, a list of potential site locations and potential customers with no engagement or agreements in place.  The referral to trade receivables associated with factoring and securitization programs under special purpose entities (“SPE’s”) is one of the methods we were considering using to fund these projects in the future.  As of the filing of the July 31, 2010 10-K and the October 31, 2010 10-Q, no actual  SPE’s existed. Accordingly, we will amend the 10-K to remove the sentence “As of January 27, 2010, the Company has approximately $323 million of trade receivables associated with factoring and securitization programs that are not recognized on the balance sheet.”.  Additionally, we will amend October 31, 2010 10-Q to remove the sentence “As of December 20, 2010, the Company has approximately $40 million of trade receivables associated with factoring and securitization programs that are not recognized on the balance sheet.”.

In the January 31, 2011 Form 10-Q, no such language was included and is correct. Additionally, as of the January 31, 2011 Form 10-Q, management had determined not to pursue the factoring of trade receivables and securitization programs in the funding of developing projects. Accordingly, the language related to SPE’s was removed entirely.

Note 13. Equity Method Investee, page 23.

2.
We note your response to prior comment 15.  Please clarify for us where you recorded the transactions with equity method investee in your financial statements.  Clarify if you have recorded any amounts as revenues relating to these transactions.

Response

In the Form 10K for the year ended July 31, 2010, the Martins Creek 1MW project was included in the balance sheet as “Other receivable - equity method investee” for $530,274 and “Investment in equity method investee” for $30,000.  There were no revenues relating Martins Creek 1MW project included in the 10-K or the subsequent 10-Q’s.

3.
We note your response to prior comment 15.  Your analysis of how to account for the investment appears incomplete as it does not appear to fully address all of the criteria in Topic 810 of the FASB Account Standards Codification.  Please provide us with your detailed analysis of how to account for the investment under this guidance.  In this regard, please specifically address how you considered the fact that the other owners of the entity were related parties.  Refer to paragraph 810-10-25-42 of the FASB Accounting Standards Codification.

Response

In review of paragraph 810-10-25-42 of the FASB Accounting Standards we agree that the accounting for the investment is incomplete and does not fully address all the criteria in Topic 810 of the FASB Account Standards Codification for the Forms 10Q for the periods ending October 31, 2010 and January 31, 2011, respectively.  Due to the fact that the owners of the Martins Creek NC, LLC were related parties at the time of the bank loan, which transacted during the quarterly period ending October 31, 2010, instead of using the Equity Method of accounting in business combinations we should have used Topic 810 of the FASB Account Standards Codification.  Therefore, we will amend both Forms 10Q for the periods ending October 31, 2010 and January 31, 2011, respectively, to properly reflect and address all the criteria in Topic 810 of the FASB Account Standards Codification.

Specifically, we will consolidate Martin’s Creek NC, LLC as a variable interest entity whereby all intercompany receivables and payables will be eliminated. Again, as noted above, no intercompany revenue transactions have occurred.

Please contact Stephen Fleming, our attorney, with any further comments.  Mr. Fleming can be reached at 516-833-5034.

Sincerely,

/s/ Michael Dodak

Michael Dodak,
President and Interim Chief Financial Officer

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